April 10, 2020

Mark Dybul
Executive Vice Chair
Enochian Biosciences Inc
2080 Century Park East, Suite 906
Los Angeles, CA 90067

       Re: Enochian Biosciences Inc
           Form 10-K for the fiscal year ended June 30, 2019
           Filed September 30, 2019
           File No. 001-38758

Dear Mr. Dybul:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences